UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (date of earliest event reported): August 19, 2024

DRIL-QUIP, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-13439	74-2162088
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

2050 West Sam Houston Parkway S., Suite 1100 Houston, Texas	77042
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (713) 939-7711

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common Stock, $.01 par value per share	DRQ	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01 Regulation FD Disclosure.

Dril-Quip, Inc. (“Dril-Quip”) provided supplemental information regarding the proposed business combination between Dril-Quip and Innovex Downhole Solutions, Inc. in a press release. A copy of the press release is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

The information furnished pursuant to Item 7.01, including Exhibit 99.1, shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, shall not otherwise be subject to the liabilities of that section and shall not be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, unless specifically identified therein as being incorporated therein by reference. The furnishing of these slides is not intended to constitute a representation that such information is required by Regulation FD or that the materials they contain include material information that is not otherwise publicly available.

Item 8.01 Other Events.

To the extent required, the information included in Item 7.01 of this Current Report on Form 8-K is incorporated by reference into this Item 8.01.

Important Information for Stockholders

In connection with the proposed merger of Dril-Quip and Innovex, Dril-Quip filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 (as amended, the “Registration Statement”) on May 1, 2024 that included a proxy statement/prospectus (the “Proxy Statement/Prospectus”). The Registration Statement was declared effective by the SEC on August 6, 2024. Dril-Quip filed the definitive proxy statement/prospectus with the SEC on August 6, 2024, and it was first mailed to Dril-Quip’s stockholders on August 6, 2024. Dril-Quip has filed other relevant documents with the SEC regarding the proposed merger. This document is not a substitute for the Proxy Statement/Prospectus or Registration Statement or any other document that Dril-Quip has filed with the SEC. STOCKHOLDERS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER RELEVANT DOCUMENTS THAT HAVE BEEN FILED BY DRIL-QUIP WITH THE SEC IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Such stockholders can obtain free copies of the Registration Statement and Proxy Statement/Prospectus and other documents containing important information about Dril-Quip, Innovex and the proposed merger through the website maintained by the SEC at http://www.sec.gov. Additional information is available on Dril-Quip’s website, www.dril-quip.com.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits:

99.1	Press Release, dated August 19, 2024.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DRIL-QUIP, INC.

By:	/s/ James C. Webster
James C. Webster
Vice President, General Counsel and Secretary

Date: August 19, 2024

Exhibit 99.1

Leading Independent Proxy Advisory Firm ISS Recommends Stockholders Vote “FOR” Dril-Quip’s Merger with Innovex

ISS endorses transaction to create a unique energy industrial platform with greater scale, strong EBITDA, free cash flow generation and significant opportunities to grow value for all stockholders

ISS notes that “a vote for the proposed transaction is warranted…”1

Dril-Quip Board unanimously recommends stockholders vote “FOR” the transaction with Innovex and each of the associated proposals at the special meeting on September 5th

HOUSTON – August 19, 2024 – Dril-Quip, Inc. (NYSE: DRQ) (“Dril-Quip” or the “Company”), a leading developer, manufacturer and provider of highly engineered equipment and services for the global offshore and onshore oil and gas industry, today announced that leading independent proxy advisory firm Institutional Shareholder Services (“ISS”) has recommended that Dril-Quip stockholders vote “FOR” Dril-Quip’s proposed merger with Innovex Downhole Solutions, Inc. (“Innovex”).

After a careful review of the facts, ISS confirms that the merger represents, “a continuation of the company’s long-standing and well understood strategy” of diversifying its business mix towards onshore operations. As such, ISS recognizes that the merger will enable Dril-Quip to diversify its business mix, continue to innovate, and increase its scale in order to grow and deliver value to stockholders throughout industry cycles. ISS also notes the compelling financial benefits the transaction is expected to deliver, including nearly $30 million in annual cost savings and additional revenue synergies.

John V. Lovoi, Dril-Quip’s Chairman of the Board, said, “We are pleased that ISS agrees with the Dril-Quip Board’s unanimous recommendation that Dril-Quip stockholders vote ‘FOR’ Dril-Quip’s merger with Innovex. The merger with Innovex creates a unique energy industrial platform with significantly larger scale, a diversified global presence, a curated portfolio of complementary and mission-critical products, and a strong balance sheet, which will enable further innovation and financial flexibility. The transaction is immediately and significantly accretive on all metrics, including earnings per share and free cash flow per share, and unlocks significant synergies and market expansion opportunities across products and geographies.”

ISS’s report pointed out the expected benefits of the expanded scale and offering created through the combination of Dril-Quip and Innovex:

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“The merger will result in a combined company with increased global scale and an expanded offshore and onshore product suite. The merger will significantly expand the combined company’s onshore and offshore wellbore product suite, providing the combined company the ability to fully provide an entire onshore and/or offshore wellbore offering without the need to source specific components from third parties.”

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“The merger is expected to result in the opportunity for expansion in key markets through cross-selling and accelerated penetration, specifically in Canada, continental U.S., Saudi Arabia, and global offshore.”

•	“As it relates to the balance sheet, the combined company will maintain a net cash position of approximately $100 million post close to be utilized for future investment and acquisitions.”

The Dril-Quip Board urges stockholders to vote “FOR” all of the proposals for consideration at the special meeting, including Proposals 2, 3B-3F and 4, and respectfully disagrees with ISS’s recommendation regarding these proposals. The closing of the transaction, which ISS supports, requires the approval of

[1]	Permission to use quotes neither sought nor obtained.

Proposal 2, which would amend the charter of the combined company. Proposals 3B, 3C, 3D, 3E, and 3F are advisory and non-binding in nature and are designed to implement governance rights agreed to in connection with the merger negotiations and strengthen certain governance practices. Finally, Proposal 4 is designed to align management and stockholder interests and ensure the combined company can attract, motivate, and retain talented employees and directors. These proposals were an integral component of the negotiation between Dril-Quip and Innovex which resulted in the merger benefiting Dril-Quip shareholders as outlined previously. The Dril-Quip Board strongly recommends that stockholders vote “FOR” these proposals.

The Dril-Quip Board unanimously recommends that Dril-Quip stockholders vote “FOR” each of the proposals to be considered at the special meeting, which will be held on Thursday, September 5, 2024, at 9:30 a.m. Central Time. EVERY VOTE IS VERY IMPORTANT. Dril-Quip stockholders who have any questions concerning the merger or the proxy statement/prospectus or would like additional copies or need help voting their shares of Dril-Quip common stock, please contact Dril-Quip’s proxy solicitor:

Morrow Sodali LLC

333 Ludlow Street, 5th Floor, South Tower

Stamford, Connecticut 06902

Stockholders may call toll-free: (800) 662-5200

Banks and brokers may call collect: (203) 658-9400

Advisors

Citi is serving as lead financial advisor and Morgan Stanley & Co. LLC is serving as co-financial advisor to Dril-Quip. Gibson, Dunn & Crutcher LLP is serving as Dril-Quip’s legal advisor.

Goldman Sachs & Co. LLC is serving as lead financial advisor and Piper Sandler Companies is serving as co-financial advisor to Innovex. Akin Gump Strauss Hauer & Feld LLP is serving as Innovex’s legal advisor with assistance from Paul Hastings LLP.

About Dril-Quip

Dril-Quip is a leading developer, manufacturer and provider of highly engineered equipment and services for the global offshore and onshore oil and gas industry.

Contact Information

Investor Relations:

Erin Fazio, Director of Corporate Finance

erin_fazio@dril-quip.com

Dril-Quip

Media Relations:

Sydney Isaacs / Chuck Dohrenwend

Sydney.Isaacs@h-advisors.global / Chuck.Dohrenwend@h-advisors.global

H/Advisors Abernathy

Cautionary Statement Regarding Forward-Looking Statements

Statements contained herein relating to future operations and financial results or that are otherwise not limited to historical facts are forward-looking statements within the meaning of the Securities Act of 1933, as amended (the “Securities Act”), and the Securities Exchange Act of 1934, as amended, including, but not limited to, those related to projections as to the anticipated benefits of the proposed transaction, the

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impact of the proposed transaction on Dril-Quip’s and Innovex’s businesses and future financial and operating results, the amount and timing of synergies from the proposed transaction, the combined company’s projected revenues, adjusted EBITDA and free cash flow, accretion, business and expansion opportunities, plans and amounts of any future dividends or return of capital to shareholders and the closing date for the proposed transaction, are based on management’s estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond Dril-Quip’s and Innovex’s control. These factors and risks include, but are not limited to: the impact of actions taken by the Organization of Petroleum Exporting Countries (OPEC) and non-OPEC nations to adjust their production levels, risks related to the proposed transaction, including, the prompt and effective integration of Dril-Quip’s and Innovex’s businesses and the ability to achieve the anticipated synergies and value-creation contemplated by the proposed transaction; the risk associated with Dril-Quip’s ability to obtain the approval of the proposed transaction by its stockholders required to consummate the proposed transaction and the timing of the closing of the proposed transaction, including the risk that the conditions to the transaction are not satisfied on a timely basis or at all and the failure of the transaction to close for any other reason; the risk that a consent or authorization that may be a required approval for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; unanticipated difficulties or expenditures relating to the transaction, the response of business partners and retention as a result of the announcement and pendency of the transaction; and the diversion of management time on transaction related issues, the impact of general economic conditions, including inflation, on economic activity and on Dril-Quip’s and Innovex’s operations, the general volatility of oil and natural gas prices and cyclicality of the oil and gas industry, declines in investor and lender sentiment with respect to, and new capital investments in, the oil and gas industry, project terminations, suspensions or scope adjustments to contracts, uncertainties regarding the effects of new governmental regulations, Dril-Quip’s and Innovex’s international operations, operating risks, the impact of our customers and the global energy sector shifting some of their asset allocation from fossil fuel production to renewable energy resources, and other factors detailed in Dril-Quip’s public filings with the Securities and Exchange Commission (the “SEC”). Investors are cautioned that any such statements are not guarantees of future performance and actual outcomes may vary materially from those indicated.

Important Information for Stockholders

In connection with the proposed merger of Dril-Quip and Innovex, Dril-Quip filed with the SEC a registration statement on Form S-4 (as amended, the “Registration Statement”) on May 1, 2024 that included a proxy statement/prospectus (the “Proxy Statement/Prospectus”). The Registration Statement was declared effective by the SEC on August 6, 2024. Dril-Quip filed the definitive proxy statement/prospectus with the SEC on August 6, 2024, and it was first mailed to Dril-Quip’s stockholders on August 6, 2024. Dril-Quip has filed other relevant documents with the SEC regarding the proposed merger. This document is not a substitute for the Proxy Statement/Prospectus or Registration Statement or any other document that Dril-Quip has filed with the SEC. STOCKHOLDERS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER RELEVANT DOCUMENTS THAT HAVE BEEN FILED BY DRIL-QUIP WITH THE SEC IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Such stockholders can obtain free copies of the Registration Statement and Proxy Statement/Prospectus and other documents containing important information about Dril-Quip, Innovex and the proposed merger through the website maintained by the SEC at http://www.sec.gov. Additional information is available on Dril-Quip’s website, www.dril-quip.com.

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